UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OPENTV CORP.

(Name of Issuer)

Class A ordinary shares, no par value
(Title of Class of Securities)

G675431
(CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO  80112
(720) 875-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

G675431
(CUSIP Number)

(1)           Names of Reporting Persons

Liberty Media Corporation

I.R.S. Identification No. of Above Persons (entities only)

84-1288730

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  [  ] (b)  [X ]*

(3)           SEC Use Only

(4)           Source of Funds (See Instructions)

Not Applicable

(5)                                  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

(6)           Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	39,357,817**
	(8)	Shared Voting Power	—
	(9)	Sole Dispositive Power	39,357,817**
	(10)	Shared Dispositive Power	—

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person

39,357,817

(12)         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [  ]

* This Statement on Schedule 13D describes certain provisions of an Investors’ Rights Agreement, dated as of October 23, 1999 (the “Investors’ Rights Agreement”), among OpenTV Corp. (the “Issuer”), MIH Limited, Sun Microsystems, Inc., LDIG OTV, Inc. (“LDIG OTV”), General Instruments Corporation, News America Incorporated, TWI-OTV Holdings, Inc., American Online, Inc., Sun TSI Subsidiary, Inc. and OTV Holdings Limited relating to the ownership of capital stock of Issuer. The Reporting Person is not a party to the Investors’ Rights Agreement.

** Includes (a) 2,313,716 Class A Ordinary Shares of the Issuer held of record by LDIG OTV, which is an indirect wholly owned subsidiary of the Reporting Person, (b) 5,866,640 Class A Ordinary Shares of the Issuer held of record by Liberty IATV, Inc. (“IATV”), which is an indirect wholly owned subsidiary of the Reporting Person, (c) 667,311 Class A Ordinary Shares of the Issuer held of record by Liberty IATV Holdings, Inc. (“IATV Holdings”), a wholly owned subsidiary of the Reporting Person, (d) 303,996 Class A Ordinary Shares of the Issuer issuable upon conversion of the same number of Class B Ordinary Shares of the Issuer held of record by LDIG OTV and (e) 30,206,154 Class A Ordinary Shares of the Issuer issuable upon conversion of the same number of Class B Ordinary Shares of the Issuer held of record by IATV Holdings.

(13)         Percent of Class Represented by Amount in Row (11)

28.59%***

(14)         Type of Reporting Person (See Instructions)

CO, HC

*** Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, based on 107,036,842 of the Issuer’s Class A Ordinary Shares and 30,631,746 of the Issuer’s Class B Ordinary Shares issued and outstanding as of October 18, 2006, according to information provided to the Reporting Person by the Issuer.  Assumes the conversion of (a) 303,996 Class B Ordinary Shares of the Issuer held of record by LDIG OTV into an equal number of A Ordinary Shares of the Issuer and (b) 30,206,154 Class B Ordinary Shares of the Issuer held of record by IATV Holdings into an equal number of Class A Ordinary Shares of the Issuer.  Because the Issuer’s Class B Ordinary Shares are entitled to ten votes per share on matters submitted to stockholders of the Issuer, the Ordinary Shares beneficially owned by the Reporting Person constitute approximately 75.9% of the voting power of the outstanding Ordinary Shares of the Issuer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

OPENTV CORP.

This amended statement on Schedule 13D/A (this “Amendment”) amends the statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), with the Securities and Exchange Commission on July 22, 2002 (the “Original Statement”), as amended by Amendment No. 1 filed on October 3, 2002 (“Amendment No. 1”) and Amendment No. 2 filed on September 30, 2003 (“Amendment No. 2”) by Liberty Media, and relates to the Class A ordinary shares (“Class A ordinary shares”) of OpenTV Corp., a corporation incorporated in the British Virgin Islands (“OpenTV” or the “Issuer”), and also relates to the Class A ordinary shares issuable upon conversion of Class B ordinary shares (“Class B ordinary shares,” and together with the Class A ordinary shares, the “ordinary shares”) of the Issuer.  The Original Statement, Amendment No. 1 and Amendment No. 2 are collectively referred to as the “Statement.”  Items 2, 4, 6 and 7 of the Statement are hereby amended as set forth below.  Capitalized terms not defined herein have the meanings given to such terms in the Statement.

ITEM 2.  Identity and Background

Item 2 of the Statement is amended and supplemented by adding the following information thereto:

Schedule 1 attached to this Statement amends and restates Schedule 1 as previously filed with the Statement and contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

Each person listed on Schedule 1 (collectively, the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.        Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented to include the following information:

The information set forth in Item 6 of this Statement is incorporated by reference herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented to include the following information:

On October 18, 2006, the Reporting Person entered into a Share Purchase Agreement by and among the Reporting Person, IATV, IATV Holdings, Kudelski SA (“Kudelski”), Kudelski Interactive USA, Inc., (“Kudelski US”), and Kudelski Interactive Cayman, Ltd. (“Kudelski Cayman,” and, together with Kudelski and Kudelski US, the “Purchaser Parties”).  Pursuant to the Share Purchase Agreement, IATV agreed to sell 5,866,640 Class A ordinary shares to Kudelski Cayman, and IATV Holdings agreed to sell 667,311 Class A ordinary shares to Kudelski Cayman and 30,206,154 Class B ordinary shares to Kudelski US (in each case, appropriately adjusted to reflect the effect of any division or combination of shares, any dividends payable in shares or similar events affecting the Class A ordinary shares or the Class B ordinary shares), together with the right to receive all unpaid dividends or other distributions declared or otherwise payable with respect to such shares (the “Transaction”).  All of the Class A ordinary shares and Class B ordinary shares will be sold for a per share purchase price of US $3.60 (appropriately adjusted to reflect the effect of any division or combination of shares, dividends payable in shares or similar events affecting such shares), payable in cash.

At the closing of the Transaction, the Purchaser Parties will deposit $20,000,000 of the purchase price into an escrow account (the “Escrow Amount”), which will be available for the payment of any claims by the Purchaser Parties for indemnification under the Share Purchase Agreement until the later of January 31, 2008 or twelve months following the closing of the Transaction.

The Reporting Person entered into a letter agreement with the Issuer on February 10, 2006 (the “Control Premium Letter”) in which the Reporting Person agreed to pay the Issuer a particular portion (calculated on the date of execution of the Share Purchase Agreement as 74.4112%) of the “aggregate premium value” received by the Reporting Person in any transaction involving the sale of Class B ordinary shares held by the Reporting Person.  The aggregate premium value is defined as the product obtained by multiplying the total number of ordinary shares sold in the transaction by the excess of the purchase price per share in the transaction over the closing price of the Class A ordinary shares on the Nasdaq Stock Market on the trading day preceding the execution of the agreement for the sale of Class B ordinary shares.  Pursuant to the Control Premium Letter, the Issuer will be entitled to receive $5,395,171 at the closing of the Transaction and 74.4112% of any portion of the Escrow Amount that is released to the Reporting Person.  Assuming that no claims on the Escrow Amount are paid to the Purchaser Parties, the aggregate amount payable to the Issuer under the Control Premium Letter will be $19,667,408.

The Share Purchase Agreement requires the Reporting Person to cause its three representatives on the board of directors of the Issuer to resign from the board of directors effective upon the closing of the Transaction and to use commercially reasonable efforts to cause (i) the board of directors of the Issuer to appoint four persons designated by Kudelski to the Issuer’s board of directors and (ii) at least one additional director to resign.  As a result, (and as a condition of closing) at least a majority of the Issuer’s board of directors immediately following the closing of the Transaction will consist of individuals designated by Kudelski.

The closing of the Transaction is further subject to the satisfaction of customary covenants, representations and warranties and the receipt by the parties of requisite governmental authorizations.

The foregoing description of the Transaction and the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 7(i) attached hereto.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

7(i)                               Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2006	LIBERTY MEDIA CORPORATION

	By:	/s/ Albert E. Rosenthaler
Name: Albert E. Rosenthaler
Title: Senior Vice President

LDIG OTV, INC.

	By:	/s/ Albert E. Rosenthaler
Name: Albert E. Rosenthaler
Title: Senior Vice President

LIBERTY IATV, INC.

	By:	/s/ Albert E. Rosenthaler
Name: Albert E. Rosenthaler
Title: Senior Vice President

LIBERTY IATV HOLDINGS, INC.

	By:	/s/ Albert E. Rosenthaler
Name: Albert E. Rosenthaler
Title: Senior Vice President

EXHIBIT INDEX

Exhibit No.	Exhibit
7(i)

Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd.

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Directors of Liberty
Robert R. Bennett	Director of Liberty; President of Discovery Holding Company
Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.
Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company LLC
Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty
David E. Rapley	Director of Liberty
M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation
Larry E. Romrell	Director of Liberty
David J.A. Flowers	Senior Vice President and Treasurer of Liberty
Albert E. Rosenthaler	Senior Vice President of Liberty
Christopher W. Shean	Senior Vice President and Controller of Liberty
Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty